



4SITE ADVISORS

John Craig

President at 4Site Advisors

Greater Denver Area

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4Site Advisors

University of Oregon

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500+ connections

4Site Advisors consults to the Retail, Hospitality, Office, and Restaurant development industry. Our Services Include: - Construction Management. - Risk Management & Quality Controls. - Cost Management. - Program Management. - Architectural Services Registered Architect, Colorado & Illi...

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Articles

1,163 followers

WHY
EAM OF BRAINS MA
BETTER THAN ON

Why A Team of Brains May be Better Than One

John Craig
Published on LinkedIn

If you want to go fast, go alone. If you want to go far, go together. ~African Proverb In the public eye today, it is usually one person that gets all the credit for major successes. Name a visionary today. Steve Jobs, Jeff Bezos, Elon Musk. None of these men alone pulled off the great successes for which they're known. Why do we credit individuals alone when we know there were teams behind them pushing, creating, and collaborating? The Apoll ...see more

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Experience

4Site Advisors

President

4Site Advisors

May 2009 – Present · 9 yrs 7 mos

Program and Cost Management Consulting for the Retail, Hospitality, Office, and Restaurant development industries.

+3

Drake Real Estate Service

Director of Development

Drake Real Estate Services


Service
s

Apr 2006 – May 2009 · 3 yrs 2 mos

As one of four preferred developers for Fresh & Easy Neighborhood Market development program, I oversaw the Design and Construction of over 37 stores in two states.



VP/ Regional Construction Manager

JP Morgan Chase

Mar 2005 – Mar 2006 · 1 yr 1 mo



Director of Design & Construction

Noodles & Company

2004 – 2005 · 1 yr



Regional Project Manager

Eckerd

Jan 2002 – May 2003 · 1 yr 5 mos

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Education



University of Oregon

B ARCH, Architecture

1990 – 1994



Portland State University

Art, Architecture

1987 – 1990

Activities and Societies: PSU Senate

Skills & Endorsements

Construction · 52

Endorsed by **Arwin Priest, P.E., P.Eng. and 7 others who are highly skilled at this**

Endorsed by **2 of John's colleagues at JPMorgan Chase & Co.**







Construction Management · 36

Endorsed by **Don Gallup and 2 others who are highly skilled at this**

Green Building · 33

Duc T. and 32 connections have given endorsements for this skill

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Recommendations

Received (4) Given (10)

Steve Hagen

Steve Hagen
Vice President - Construction, Facilities & Procurement
May 19, 2011, Steve was a client of John's

John has a unique background with diverse knowledge in all aspects of Development and Construction,.with exceptional knowledge of design, engineering, cost management and project management, John is an expert and valued resource. I have been in the industry for 30 years and John is one of the best I have ever had the pleasure to work with.

Jesse Yuran

Jesse Yuran
Commercial Real Estate at David Hicks & Lampert Brokerage
February 4, 2010, Jesse worked with John but at different companies

John has a wealth of knowledge and experience in our industry. His attention to detail and top-notch work ethic place him firmly at the top of the heap among his peers. I would give him the strongest recommendation possible.

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